HSBC [LOGO]                                                           Exhibit 20

FOR IMMEDIATE RELEASE

                 HSBC USA RECEIVES APPROVAL FOR NATIONAL CHARTER

New York, NY, June 24, 2004-- HSBC USA Inc. today announced that the Office of the Comptroller of the Currency (OCC) has approved its applications to consolidate its U.S. banking operations under a national charter. This approval will allow HSBC USA Inc. to consolidate its New York State chartered bank, HSBC Bank USA, with its national trust company, HSBC Bank & Trust Company (Delaware), N.A.

The newly-formed HSBC Bank USA, N.A. will have its main office in Delaware and will continue to be managed from HSBC's New York City and Buffalo offices. Customers will not be impacted as a result of this change, which will take effect on July 1, 2004.

"Having a national charter will allow us to serve our customers more efficiently and effectively across the country and provide them with an expanded range of products. It will also put us on a level playing field with other major U.S. banks," said Martin Glynn, president and CEO of HSBC Bank USA.

This consolidation is part of an internal reorganization of the HSBC's North American banking business. HSBC will continue to offer a wide range of products and services to its customers and will be expanding its product offerings.

The national charter does not involve Household's retail consumer lending branch network (the HFC and Beneficial brands) and will have no impact on how those offices are regulated.

About HSBC Bank USA

HSBC Bank USA has nearly 400 branches in New York State, as well as 11 branches in Florida, one in Pennsylvania, five in California, one in Washington, one in Oregon, and 15 in Panama. It is the principal subsidiary of HSBC USA Inc, an indirectly-held, wholly-owned subsidiary of HSBC North America Holdings Inc., the nation's 10th largest bank holding companies by assets. The HSBC Group, headquartered in London ("HBC" NYSE), has over 9,500 offices in 79 countries and territories and is one of the world's largest banking and financial services organizations. For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

Media inquiries:

Kathleen Rizzo Young                    Pamela Plehn
(716) 841-5003                          (212) 525-6282
kathleen.rizzo.young@us.hsbc.com        pamela.plehn@us.hsbc.com